SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

ON TRACK INNOVATIONS LTD.
 (Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/         Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___      No /X/

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___      No /X/

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K Items

1.     On Track Innovations Ltd. Press Release dated January 27, 2003.

ITEM 1

Imperial – The Largest Commercial Fueling Network In South Africa – Joins FuelMaster

– Initial Revenues to OTI Expected to Reach Over US$1Million –

ROSH PINA, ISRAEL – January 27, 2003 – OTI (NASDAQ: OTIV; Neuer Markt: OT5) today announced that the Logistic and Transport Division of Imperial Bulk Services, the largest commercial fueling network in South Africa, has selected FuelMaster, OTI’s Gasoline Management System , for its fleet in Africa. FuelMaster is the brand name under which BP sells OTI’s Gasoline Management System in the African market.

This decision follows an extensive review and pilot implementation undertaken by Imperial. Revenues under the contract, which could exceed $1M , will predominantly result from the sale of OTI site equipment, volume-based fees, and installation services. Over 100 million litres of fuel were dispensed through the FuelMaster system in 2002, for which OTI receives transaction fees.

“OTI Africa is extremely proud to be associated with Imperial. This deal represents a significant endorsement of OTI’s products and services and a sizeable expansion of our customer base,” said Charlotte Hambly-Nuss, Managing Director of OTI Africa.

As a result of Imperial’s decision to utilize OTI hand-held tags for driver identification in conjunction with the vehicle-mounted equipment, additional applications such as in-store purchases, time and attendance, access control, medical management and the payment of toll fees may be implemented in the later stages of the project.

Oded Bashan, Chairman, President and CEO of OTI., remarked, “The addition of Imperial fueling to our network illustrates the credibility and market share, which our Gasoline Management System has gained. It perfectly reflects our business model of providing leading edge solutions which generate on-going revenues for the Company.”

With more than 50 transport-related companies, Imperial’s Logistics and Transport division employs 13,651 staff members at 210 branches and engages in long distance hauling including flat deck operations, tanker transport, refrigerated transport, forest harvesting and transportation of timber. It operates a fleet of approximately 5500 prime movers and 3000 trailers, which are to be equipped with the OTI system.

How FuelMaster Works

Each FuelMaster vehicle is fitted with an antenna mounted around the fuel tank inlet, connected to a smart card installed in the vehicle. The smart card provides unique identification for each vehicle, and is also capable of recording information such as odometer or hour meter readings. A matching antenna installed on the pump nozzle is connected to the site computer. When the pump nozzle enters the fuel inlet, the smart card communicates with the site computer. An optional driver tag identifies users to the system as an additional security measure. Once the computer is satisfied that a legitimate driver is attempting to fuel an authorized vehicle with the proper fuel grade, the pump will begin dispensing fuel. During refuelling, operating data from the smart card is transmitted to the computer for reporting purposes. Removing the nozzle will immediately stop the flow of fuel. Comprehensive fuel management reports are generated and provided to fleet operators on a regular basis.

A network of over 500 FuelMaster sites in 5 African countries from South Africa to Kenya provide convenient fueling for over 20,000 fleet drivers while assisting fleet managers in providing a new level of accuracy in fuel records and route tracking for fleet traffic. Petroleum solutions offered by OTI are installed around the world including sites in Turkey, Europe, South America, the United States, and more.

About OTI

Established in 1990, OTI designs and develops contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for mass transit, parking, gas management systems, loyalty schemes, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000.

OTI Africa, a subsidiary of OTI Limited, is responsible for the distribution, installation and maintenance of OTI’s products and technology in the African market. Users of the OTI technology have access to an experienced and professional management team who lead and guide dedicated functions in sales, marketing, installation, technical, development and support services.

For more information contact:

Company Ohad Bashan President & CEO, OTI America Inc. 408-252-0333 ext. 101 ohad.bashan@otiamerica.com	Investors Can Onen Investor Relations 212-983-1702 ext. 212 conen@annemcbride.com	Investors Marilena LaRosa Investor Relations 212-983-1702 ext. 208 mlarosa@annemcbride.com

This press release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan President, Chief Executive Officer And Chairman

Date: January 27, 2003